Filed Pursuant to Rule 433

Registration No.: 333-134553

Final Note Terms

30Yr Lehman SIFMA-LIBOR Index Spread Notes

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc. (A1, A+, AA—)
Principal Amount:	$25,000,000
CUSIP:	5252M0AM9
Trade Date:	November 6, 2007
Issue Date:	November 19, 2007
Maturity Date:	November 19, 2037
Issue Price:	100.0%
Redemption
at Maturity:	100.0%
Interest Rate:	For each Interest Payment Date:
Base Interest Rate + Excess Interest Balance (if any)
for the related Interest Period, provided that the Interest Rate payable on any Interest Payment Date shall not exceed the Per Annum Interest Rate Cap for the related Interest Period.
Base Interest Rate:	For each Interest Period commencing on or after the Issue Date to but excluding November 19, 2008:
10.60%;
For each Interest Period commencing on or after November 19, 2008 to but excluding the Maturity Date:
{3m LIBOR + 6.00%} + Interest Adjustment Amount;
provided that the Base Interest Rate for any Interest Period shall not be less than 0.00%.

Per Annum
Interest Rate Cap:	For each Interest Period, a percentage per annum equal to the lesser of
(a) 17%; and
(b) 1.9 * {3m LIBOR + Reference Spread}

Reference Spread:	1.25%
Interest Period:

From and including each Interest Payment Date (or the Issue Date, in the case of the first Interest Period) to but excluding the next succeeding Interest Payment Date (or the Maturity Date, in the case of the final Interest Period).

Interest Reset Dates:	Quarterly on the 19th of February, May, August and November commencing November 19, 2008, for the Interest Period commencing on such date.
Interest Rate
Determination Date:	Two Business Days prior to the related Interest Reset Date.
3m LIBOR:	For each Interest Reset Date, 3-Month USD LIBOR as published on Reuters Page LIBOR01 at 11:00 am London time on the related Interest Rate Determination Date.
Interest Payment
Dates:	Quarterly on the 19th of each February, May, August and November commencing on February 19, 2008 and ending on the Maturity Date.
Excess Interest
Balance:	For each Interest Period:
(a) the sum of the Excess Interest Rates for all prior Interest Periods; minus
(b) the total Excess Interest Balance (expressed as a percentage) paid on the Interest Payment Dates for all prior Interest Periods.
Excess Interest Rate:	For each Interest Period;
(a) the Interest Rate that would have been paid on the Interest Payment Date for that Interest Period absent the Per Annum Interest Rate Cap; minus
(b) the Per Annum Interest Rate Cap.
provided that the Excess Interest Rate for any Interest Period shall not be less than 0.00%.

Interest Adjustment
Amount:	For each Interest Period commencing on or after November 19, 2008, an amount determined on the related Interest Adjustment Determination Date in accordance with the following formula:

8 * {(Adjusted 3m LIBOR * 65%) - Avg SIFMA Rate}

The Interest Adjustment Amount for any such Interest Period may be negative. If the absolute value of any such negative Interest Adjustment Amount equals or exceeds 3m LIBOR + 6.00%, the Base Interest Rate for such Interest Period will be zero.

Interest Adjustment
Determination Dates:	The last Business Day of the related Interest Period
Day Count Basis:	Actual/360
Business Day
Convention:	Modified following, unadjusted
Adjusted 3m
LIBOR:

For each Interest Period commencing on or after November 19, 2008, the non-compounded weekly weighted average of Weekly 3m LIBOR in such Interest Period, calculated by multiplying each Weekly 3m LIBOR in effect during such Interest Period by the number of calendar days such Weekly 3m LIBOR is in effect, adding the products so determined and dividing that sum by the number of calendar days in such Interest Period. Weekly 3m LIBOR in effect for any day in an Interest Period shall equal Weekly 3m LIBOR on the immediately preceding Weekly LIBOR Reset Date.

Weekly 3m LIBOR:

For each Weekly LIBOR Reset Date, 3-Month USD LIBOR as published on Reuters Page LIBOR01 at 11:00 am London time on the Wednesday preceding such Weekly LIBOR Reset Date (or if such Wednesday is not a Business Day, the next succeeding Business Day).

Weekly LIBOR
Reset Dates:	Thursday of each week (or if any such Thursday is not a Business Day, the next succeeding Business Day).
Avg SIFMA Rate:

For each Interest Period commencing on or after November 19, 2008, the non-compounded weekly weighted average of the SIFMA Rate in such Interest Period, calculated by multiplying each SIFMA Rate in effect during such Interest Period by the number of calendar days such SIFMA Rate is in effect, adding the products so determined and dividing that sum by the number of calendar days in such Interest Period. The SIFMA Rate in effect for any day in an Interest Period shall equal the SIFMA Rate on the immediately preceding SIFMA Reset Date.

SIFMA Reset Dates:

Thursday of each week (or any other day in each week specified by the Index Sponsor, or if any such Thursday is not a U.S. Government Securities Business Day (as defined below), the next succeeding U.S. Government Securities Business Day).

SIFMA Rate:

For each SIFMA Reset Date, the level of the Index (subject to “Discontinuance or Revision of Index” below) determined and reported on the Wednesday preceding such SIFMA Reset Date (or any other day in each week specified by the Index Sponsor, or if any such Wednesday is not a U.S. Government Securities Business Day, the next succeeding U.S. Government Securities Business Day).

If the SIFMA Rate for any SIFMA Reset Date is not determined or reported by the Index Sponsor (as defined below), the SIFMA Rate for such SIFMA Reset Date will be the SIFMA Rate in effect on the immediately preceding SIFMA Reset Date. For further information on the Index, see “Information on the Securities Industry and Financial Markets Association Municipal Swap Index” below.

Index:	The Securities Industry and Financial Markets Association Municipal Swap Index (formerly The Bond Market Association/PSA Municipal Swap Index) produced and reported by the Index Sponsor.
Index Sponsor:	Thomson Municipal Market Data, a Thompson Financial Services Company (“MMD”), or any successor.
Discontinuance or
Revision of Index:

If MMD discontinues publication of the Index and MMD or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued Index (such index, a “Successor Index”), then the SIFMA Rate for each SIFMA Reset Date occurring after such discontinuance will be determined by reference to the level of such Successor Index. If a Successor Index is selected, the Successor Index will be substituted for the Index for all purposes. Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be promptly furnished to the Issuer and to the trustee, which will provide notice to the holders of the notes.

If MMD discontinues publication of the Index and the Calculation Agent determines, in its sole discretion, that no Successor Index is available, then following such discontinuance until the earlier of (a) the Maturity Date or (b) the date on which the Calculation Agent determines that a Successor Index is available, the Calculation Agent will determine the SIFMA Rate for each SIFMA Reset Date occurring after such discontinuance in accordance with the procedures for and method of calculating the Index last in effect prior to such discontinuance.

If the SIFMA Rate for any SIFMA Reset Date is subsequently revised or amended after its publication, such revision or amendment will not be effective for purposes of any calculation with respect to the notes, except in the event of manifest error (as determined by the Calculation Agent in its sole discretion).

Business Days:	London and New York
U.S. Government Securities Business
Day:

Any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association (formerly The Bond Market Association) recommends that the fixed income departments of its members

	be closed for the entire day for purposes of trading in U.S. government securities.
Calculation Agent:	Lehman Brothers Special Financing Inc.
Underwriter:	Lehman Brothers Inc.
Denominations:	US$ 10,000 by 10,000
Fees:
	Price to Public (1)	Fees(2)	Proceeds to the Issuer
Per note	$1,000	$0.00	$1,000
Total	$25,000,000	$0.00	$25,000,000

(1)  The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)  Lehman Brothers Inc. and/or an affiliate may earn income as a result of payments pursuant to any hedges.

Supplemental Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” in the Series I MTN prospectus supplement.  In addition, the notes are subject to the further specific risks discussed below.

The amount of interest payable on any Interest Payment Date on or after November 19, 2008 for the notes is uncertain and may be zero.

For each Interest Period commencing on or after November 19, 2008 to but excluding the Maturity Date, the amount of interest payable on the notes on each Interest Payment Date depends in part on (a) the difference between 65% of weighted average 3-month LIBOR during the related Interest Period minus the weighted average SIFMA Rate during that Interest Period (the “LIBOR/SIFMA Spread”), and (b) the sum of the Excess Interest Rates for all prior Interest Periods; minus the total Excess Interest Balance paid on the Interest Payment Dates for all prior Interest Periods (the “Excess Interest Balance”).  If during an Interest Period on or after November 19, 2008, the LIBOR/SIFMA Spread is negative (meaning that the weighted average SIFMA Rate exceeds 65% of weighted 3-month LIBOR during that Interest Period), the Interest Adjustment Amount (equal to 8 times the LIBOR/SIFMA Spread) will be negative and the amount of interest payable on the related Interest Payment Date will be lower than 3-month LIBOR plus 6.00% (assuming the Excess Interest Balance is equal to zero).  Moreover, the formula for calculating the Interest Rate on the notes incorporates leverage, which will magnify the LIBOR/SIFMA Spread in each Interest Period and, to the extent the LIBOR/SIFMA Spread is negative, will magnify the negative Interest Adjustment Amount for that Interest Period and the corresponding decrease in the Interest Rate payable on the related Interest Payment Date. If the absolute value of any such negative Interest Adjustment Amount equals or exceeds 3-month LIBOR plus 6.00% and the Excess Interest Balance is equal to zero, the Interest Rate for such Interest Period will be zero and no interest will be paid on the related Interest Payment Date.  For historical information concerning the LIBOR/SIFMA Spread, see “Historical LIBOR/SIFMA Information” below.

The interest payable on the notes will be capped.

The Per Annum Interest Rate Cap limits the quarterly interest payment to the lesser of the following per annum rates a) 17% and b) 1.9 times the sum of the three-month LIBOR and 1.25%. Thus the yield on the notes may be less than the yield on a similar security based on three-month LIBOR and the LIBOR/SIFMA Spread that is not subject to a cap on appreciation.

A number of factors can affect the LIBOR/SIFMA Spread and, therefore, the Interest Payable on the notes and their market value.

The amount of interest, if any, payable on the notes, commencing on or after November 19, 2008 to but excluding the Maturity Date, will depend in part on the LIBOR/SIFMA Spread, as discussed above.  A number of factors can affect the LIBOR/SIFMA Spread by causing changes in the relative values of 3-Month LIBOR and the SIFMA Rate, including (among others):

•                                          changes in or perceptions about future marginal tax rates — generally, decreases in, or a perception that there will be decreases in, marginal tax rates are expected to reduce the LIBOR/SIFMA Spread, and therefore the amount of interest you will be paid on the notes;

•                                          changes or uncertainty with respect to the tax-exempt nature of municipal securities — generally, changes in the tax laws that have an adverse effect on the tax-exempt nature of municipal securities are expected to reduce the LIBOR/SIFMA Spread;

•                                          changes in the tax treatment of comparable securities — changes in the tax laws that grant securities other than municipal securities favorable tax treatment to investors may adversely impact market demand for and pricing of municipal securities generally, which development would be expected to reduce the LIBOR/SIFMA Spread; and

•                                          relative supply and demand for tax-exempt and taxable debt in their respective marketplaces and other factors affecting pricing of tax-exempt debt — a relative decline in demand for or an increase in supply of tax-exempt debt caused by factors other than tax rates (such as fragmentation in the market for municipal securities, uncertainty regarding the rights of holders of municipal securities, and illiquidity) could reduce the LIBOR/SIFMA Spread, to the extent that the SIFMA Rate increases relative to 3-Month LIBOR as a result of these developments.

These and other factors may have a negative impact on the Interest Rate payable on the notes, as well as on the market value of the notes and, therefore, on the price you may receive in connection with a sale of the notes prior to maturity.

The Interest Rate is based in part upon the level of the Index calculated by MMD. MMD may discontinue the Index or adjust the Index in a way that affects its level.

The Index is produced by MMD, a third party unaffiliated with Lehman Brothers Holdings Inc.  MMD may make methodological or other changes that could change the level of the Index, including changes related to the method by which the Index is calculated, the criteria for eligibility in the Index, or the timing with which the Index is published.  In addition, MMD may alter, discontinue or suspend calculation or dissemination of the Index.  MMD has no obligation to consider the interests of holders of the notes in calculating, revising or discontinuing the Index.  In the event that the Index is no longer published, another measure of tax-exempt VRDO (as defined in “Information on the Securities Industry and Financial Markets Association Municipal Swap Index” below) rates will be employed to determine the SIFMA Rate used to calculate the Interest Adjustment Amount.  No assurance can be given that rates used in lieu of the Index vales will be accurate assessments of the average tax-exempt VRDO rates that the Index is currently intended to assess.  Any of these actions could adversely affect the SIFMA Rates used to calculate the level Interest Adjustment Amount and, therefore, the value of the notes or the Interest Rate payable on any Interest Payment Date.

The inclusion in the original issue price of the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates is likely to adversely affect the value of the notes prior to maturity.

The original issue price of the notes includes the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates.  Such cost includes such affiliates’ expected cost of providing this hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.  In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

Trading by Lehman Brothers Inc. or its affiliates in the variable-rate demand obligations included in the Index may affect the return on the notes.

Lehman Brothers Inc., an affiliate of Lehman Brothers Holdings Inc., and certain other affiliates of Lehman Brothers Holdings Inc., may, from time to time, trade in some or all of the variable-rate demand obligations (“VRDOs”)  (as discussed in “Information on the Securities Industry and Financial Markets Association Municipal Swap Index” below) included in the Index on a spot and forward basis and other contracts and products in or related to such VRDOs.  In addition, the VRDO rate quotations that Lehman Brothers Holdings Inc.’s remarketing agent affiliate furnishes to MMD may account for a significant portion of the VRDO rates that underlie the Index.  As a result, the rates contributed by this remarketing agent affiliate could potentially have a significant impact on the Index level, which is the non-weighted average of all of the individual VRDO rates used that week, after dropping rates outside one standard deviation.

Lehman Brothers Inc. and certain of its affiliates or other affiliates of the Lehman Brothers Holdings Inc. may also issue or underwrite other financial instruments with returns indexed to the prices of the VRDOs included in the Index, or such VRDOs and related derivatives. These trading and underwriting activities could affect the level of the Index in a manner that would be adverse to the holders’ investment in the notes. With respect to any such activities, none of Lehman Brothers Inc., its affiliates or other affiliates of the Lehman Brothers Holdings Inc. has any obligation to take the needs of any buyers, sellers or holders of the notes into consideration at any time.

U.S. Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the Series I MTN prospectus supplement.

Historical LIBOR/SIFMA Information

The following charts show certain historical information concerning 3-Month LIBOR, the SIFMA Rate and the LIBOR/SIFMA Spread.  These charts were prepared using historical data on 3-month LIBOR and the SIFMA Rate obtained from Bloomberg Financial Markets; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The historical experience of 3-Month LIBOR, the SIFMA Rate and the LIBOR/SIFMA Spread is not necessarily indicative of, and should not be taken as an indication of, the future performance of 3-Month LIBOR, the SIFMA Rate or the LIBOR/SIFMA Spread during the term of the notes, or what the value of the notes may be.  Fluctuations in the level of 3-Month LIBOR and the SIFMA Rate make the LIBOR/SIFMA Spread, and therefore the notes’ effective Interest Rate, difficult to predict and can result in effective Interest Rates to investors that are lower than anticipated.  Historical fluctuations in 3-Month LIBOR and the SIFMA Rate may be greater or lesser than fluctuations in 3-Month LIBOR and the SIFMA Rate experienced by the holders of the notes.

The following chart shows (a) 65% times 3-month LIBOR on Wednesday of each week in the period from the week ending January 3, 1997 through the week ending October 31, 2007, as compared to (b) the SIFMA Rate determined by MMD on Wednesday of each such week.

The following chart shows, for the six-month periods ending on the 15th day of each calendar month from January 15, 1997 through October 15, 2007, the historical LIBOR/SIFMA Spread in effect for that six month period (equal to the difference between (a) 65% times the non-compounded weekly weighted average of 3-month LIBOR minus (b) the non-compounded weekly weighted average of the SIFMA Rate for such six month period, calculated in the same manner as the LIBOR/SIFMA Spread will be calculated for purposes of the notes, as described above).

Information on the Securities Industry and Financial Markets Association Municipal Swap Index

Lehman Brothers Holdings Inc. has derived all information regarding the Index contained herein, including its make-up, method of calculation and changes in its components, without verification  from publicly available information prepared by Securities Industry and Financial Markets Association (“SIFMA”) and Municipal Market Data (“MMD”), a Thomson Financial Services company.  Such information reflects the policies of, and is subject to change by SIFMA and/or MMD.  Neither Lehman Brothers Holdings Inc. nor Lehman Brothers Inc. makes any representation that the publicly available information about the Index is accurate or complete.

The Index is determined, comprised and calculated by MMD without regard to the notes, and the notes are not sponsored, endorsed, or promoted by MMD. MMD makes no representation or warranty, express or implied, to the holder of the notes or to any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the MMD to track the performance of municipal swaps.  Neither MMD nor SIFMA represents that the Index is accurate or complete and it should not be relied upon as such.  MMD has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of the Index Sponsor discontinuing or modifying the Index are described above under “Discontinuation or Revision of the Index”.  MMD has no obligation to take the needs of any party into consideration in determining, composing or calculating the Index.  In no event shall MMD have any liability to noteholders or to any other third party for damages of any kind incident to the use of the Index.

The Securities Industry and Financial Markets Association Municipal Swap Index (formerly The Bond Market Association/PSA Municipal Swap Index) (the “Index”) was created by SIFMA (formerly The Bond Market Association, or “BMA”) and is produced by MMD.   The Index is a seven-day high-grade market index comprised of tax-exempt variable-rate demand obligations (“VRDOs”) from MMD’s database of VRDO issues.  The weekly Index level is the non-weighted average of the weekly rates of various VRDO issues included in the Index.  The Index is calculated on a weekly basis, and released to subscribers on Wednesday, and becomes effective on the following Thursday.  The actual number of issues that make up the Index will vary in time as issues are called, converted, mature or are newly issued.  In addition, if changes occur which violate the criteria or calculation methods of the Index, an issue will be dropped. The qualification criteria for the Index have been established by a subcommittee of SIFMA (formerly the BMA).  Typically, the Index has included 650 issues in any given week.

Under the qualification criteria currently in effect, in order to be eligible for inclusion in the Index, each component VRDO must:

•                                          have a weekly reset, effective on Wednesday;

•                                          be tax-exempt for federal income tax purposes and not subject to Alternative Minimum Tax under the Internal Revenue Code of 1986, as amended;

•                                          have an outstanding amount of $10 million or more;

•                                          have the highest available short-term rating (i.e., be rated “VMIG1” by Moody’s Investors Service, Inc. or “A-1+” by Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies); and

•                                          pay interest on a monthly basis, calculated on an actual/actual basis.

In addition, only one quote per obligor per remarketing agent will be included in the Index. Issues from all states are eligible for inclusion.

In calculating the Index, (i) the standard deviation of the rates of the component VRDOs is calculated and any rate falling outside of +/- 1.0 standard deviations is not included, and (ii) an averaging method is used to ensure that no participating remarketing agent represents more than 15% of the Index.

For certain historical levels of the Index, see “Historical LIBOR/SIFMA Information” above.